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                              May 31, 2023

       Jason Barnard
       Chief Executive Officer
       Foremost Lithium Resource & Technology Ltd.
       2500-700 West Georgia Street
       Vancouver, British Columbia V7Y 1B3
       Canada

                                                        Re: Foremost Lithium
Resource & Technology Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed May 18, 2023
                                                            File No. 333-272028

       Dear Jason Barnard:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, our references to prior comments relate to our May 2, 2023 comment letter.

       Registration Statement on Form F-1 filed May 18, 2023

       Cover Page

   1. We note your disclosure that your board of directors intends to effect a share consolidation of your
outstanding common shares in connection with this offering and your intended listing
of your common shares on the Nasdaq Capital Market,    to result in a
                                                        price per share between
approximately US$5.00 to US$6.00.    If US$5.00 to US$6.00 is
                                                        the bona fide estimate
of the range of the maximum offering price of the securities disclosed pursuant to
Instruction 1 to Item 501(b)(3) of Regulation S-K, please revise to clarify, if true, that
you expect the initial public offering price to be between US$5.00 to
                                                        US$6.00 per share.
 Jason Barnard
FirstName  LastNameJason
Foremost Lithium ResourceBarnard
                          & Technology Ltd.
Comapany
May        NameForemost Lithium Resource & Technology Ltd.
     31, 2023
May 31,
Page 2 2023 Page 2
FirstName LastName
Prospectus Summary
Lithium Industry, page 6

2. We note your response to prior comment 1. Please revise your prospectus to provide the basis for your disclosure that the global lithium-ion battery market size is expected to reach USD $182.53 billion by 2030.
Our Risks and Challenges, page 9

3.       Please revise the summary risk factors to disclose the risk that you
expect to be a    passive
         foreign investment company,    as discussed in the risk factor on page
28 and the disclosure
         on page 126. In addition, ensure that you have disclosed all related risks that are material in the risk factor on page 28, rather than stating in the risk factor
that    [t]his paragraph is
         qualified in its entirety by the discussion above under the heading Material United States
         and Canadian Income Tax Considerations     U.S. Federal Income
Taxation
         Considerations     Passive Foreign Investment Company Rules.
Summary Consolidated Financial Information, page 14

4. With respect to your Statements of Financial Position Data, please limit inclusion of an
         "As Adjusted" column to your most recent interim balance sheet consistent with the period depicted in your Capitalization Table on page 32.
5. Please refer to Rule 3-20(b)(1) of Regulation S-X and remove the convenience translation to U.S. Dollars for all periods except for the most recent fiscal year and any subsequent interim period presented.
Use of Proceeds, page 30

6. We note your response to prior comment 2, and your revised disclosure that you plan to use 23% of the net proceeds for general corporate purposes such as salaries, accounting transfer agents, public company fees, audit fees travel, or other. Please disclose the amount of net proceeds to be used for salaries, if known. We also note your disclosure that you expect to use 15% of the net proceeds for general business expenses, which may include marketing and promotional efforts. Please disclose any anticipated use of proceeds to pay related parties. In that regard, we note your disclosure regarding investor relations fees paid to a company co-owned by Jason Barnard and Christina Barnard during the fiscal year ended March 31, 2023.
Description of Share Capital, page 116

7. We note you intend to effect a share consolidation of your outstanding common shares prior to the effectiveness of this registration statement. Please provide further clarification as to when your reverse stock split will be effected in relation to the effectiveness of your registration statement as well as tell us how you anticipate reflecting the reverse stock split retrospectively in your historical financial statements and
 Jason Barnard
Foremost Lithium Resource & Technology Ltd.
May 31, 2023
Page 3
      throughout the filing. Refer to the guidance in paragraph 64 of IAS 33 and SAB Topic
      4:C.
Financial Statements
Note 17 - Prior Year Restatement, page F-70

8. Please remove all of the references to your restatement of prior year financial statements throughout your filing as you indicated you would do in your response to prior comment
      14 of our letter dated October 13, 2022.
Exhibits and Financial Statement Schedules, page II-4

9. Please ensure that your exhibit index complies with the requirements set forth in Item
      601(a)(2) of Regulation S-K. For example, we note that you have incorporated by reference certain exhibits, but have not included an active hyperlink to each such exhibit separately filed on EDGAR. Please revise.
10. We note that the legal opinion filed as Exhibit 5.1 does not specify the number of shares to be offered under the registration statement and covered by the opinion. Please obtain and file a revised legal opinion that includes such information.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Jenifer
Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering matters, you may contact John Coleman, Mining Engineer, at (202) 551-3610. Please contact Cheryl Brown, Staff
Attorney, at (202) 551-3905 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                            Sincerely,
FirstName LastNameJason Barnard
                                                   Division of Corporation
Finance
Comapany NameForemost Lithium Resource & Technology Ltd.
                                                   Office of Energy &
Transportation
May 31, 2023 Page 3
cc:       Anthony Epps, Esq.
FirstName LastName